Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Alon USA Energy, Inc.:
     We consent to the incorporation by reference herein of our report with respect to the consolidated balance sheets of Alon USA Energy, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, which report appears in the registration statement (No. 333-124797) on Form S-1 of Alon USA Energy, Inc. Our report refers to a change in the method of accounting for asset retirement obligations in 2003.
/s/ KPMG LLP
Dallas, Texas
July 29, 2005